Exhibit 99.1

Clearmind Medicine Announces Positive Top-Line Results from First Cohort of its FDA-Approved Phase I/IIa Clinical Trial for Alcohol Use Disorder

Vancouver, Canada, Nov. 18, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced positive top-line results from the first cohort of its Phase I/IIa clinical trial evaluating CMND-100, the Company’s proprietary non-hallucinogenic MEAI-based oral drug candidate for the treatment of Alcohol Use Disorder (AUD).

The top-line data from the first cohort demonstrate a favorable safety profile, with no serious adverse events reported and the treatment generally well-tolerated across all participants. Additionally, the cohort showed strong treatment observance, with high adherence to the dosing regimen and protocol requirements, underscoring the feasibility and patient acceptability of CMND-100 in a clinical setting. These encouraging early findings support the ongoing evaluation of CMND-100 as a potential breakthrough therapy for AUD, a condition affecting millions worldwide where effective treatments remain limited.

These results build on the Company’s previous announcement on October 30, 2025, regarding the successful completion of dosing in the first cohort, where six patients were enrolled and treated—two at Johns Hopkins University School of Medicine and four at Yale School of Medicine’s Department of Psychiatry. The multinational, multicenter trial, conducted under the U.S. Food and Drug Administration (FDA)-approved clinical protocol, is designed as a single- and multiple-dose study to assess the safety, tolerability, pharmacokinetic profile, and preliminary efficacy of CMND-100 in participants with heavy binge drinking or AUD.

“We are thrilled with these initial top-line results from the first cohort, which “indicate an encouraging safety profile and excellent treatment observance of CMND-100,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “Building on our recent milestone of completing dosing at premier institutions like Johns Hopkins and Yale, these data provide strong momentum as we advance toward full data readout and subsequent cohorts. Our goal remains to pioneer neuroplastogen -derived therapies that offer real hope to those battling addiction, and these results bring us one step closer to that vision.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the ongoing evaluation and clinical development of its product candidates, advancing toward full data readout and subsequent cohorts, pioneering neuroplastogen -derived therapies, and seeking additional patents for its compounds. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.